SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

April 8, 2004

Microcell Telecommunications Inc.

800 de La Gauchetière Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2004

Microcell Telecommunications Inc.

By:

/s/ Jocelyn Côté Jocelyn Côté, Vice-President, Legal Affairs and Assistant Secretary

MANAGEMENT PROXY CIRCULAR
SUMMARY COMPENSATION TABLE

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR

MICROCELL TELECOMMUNICATIONS INC.

March 25, 2004

NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the shareholders of Microcell Telecommunications Inc. (the “Corporation”) will be held at the Hilton Montréal Bonaventure, 900, de La Gauchetière Street West, Montréal, Quebec, H5A 1E4, on Wednesday, May 5, 2004, at 11:00 a.m. for the purposes of:

1)	receiving the consolidated financial statements of the Corporation for the year ended December 31, 2003 and the Auditors’ report thereon;

2)	appointing Auditors and authorizing the Directors to fix their remuneration;

3)	adopting a resolution to confirm the general by-law of the Corporation, the full text of which is set out in Schedule A;

4)	adopting a resolution to confirm the expiration time under the Shareholder Rights Plan of the Corporation, the full text of which is set out in Schedule B;

5)	adopting a resolution to amend the Employee Stock Option Plan of the Corporation, the full text of which is set out in Schedule C;

6)	transacting such other business as may be properly brought before the Meeting.

Enclosed is a copy of the 2003 Annual Report of the Corporation including the consolidated financial statements and the Auditors’ report thereon, together with the Management Proxy Circular and a Form of Proxy for the holders of voting Shares.

DATED at Montréal, Quebec, this 25th day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

Michel Cordeau
Secretary

MICROCELL TELECOMMUNICATIONS INC.
1250 René-Lévesque Blvd. West, 38th floor
Montréal, Quebec H3B 4W8

IMPORTANT

Shareholders registered at the close of business on March 15, 2004, will be entitled to receive notice of the Meeting. Holders of voting shares who are unable to attend the Meeting are requested to sign the enclosed Form of Proxy and return it in the envelope provided for this purpose. Proxies must be received at the Montréal office of Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montréal, Quebec H3A 3S8, no later than the close of business on the last business day preceding the Meeting or any adjournment thereof or may be delivered to the Chairman on the day of the Meeting or any adjournment thereof.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation by the Management of Microcell Telecommunications Inc. (the “Corporation”) of proxies to be used at the Annual and Special Meeting (the “Meeting”) of shareholders of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed form of proxy (the “Form of Proxy”) are officers of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person’s name in the blank space provided on the Form of Proxy and deleting the names printed thereon.

To be valid, proxies must be received at the Montréal office of Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montréal, Quebec H3A 3S8, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or they may be delivered to the Chairman on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the meeting personally must appoint himself proxyholder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Corporate Secretary no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. Unless otherwise indicated, the voting rights attached to the shares represented by a Form of Proxy will be voted “IN FAVOUR” of all the proposals described herein.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at March 16, 2004, 40,027 Class A Restricted Voting Shares, 235,785 First Preferred Voting Shares and 14,602 Second Preferred Voting Shares were outstanding, being the only classes of shares entitled to be voted at the Meeting. Each holder of voting shares is entitled to one vote for each voting share registered in his or her name at the close of business on March 15, 2004, being the date fixed by the Board of Directors of the Corporation (the “Board”) for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting (the “Record Date”). In the event that such a shareholder transfers the ownership of any of his or her voting shares after the Record Date, the transferee of such voting shares shall be entitled to vote at the Meeting if he or she produces properly endorsed share certificates or otherwise establishes proof of his or her ownership of the voting shares and demands, not later than 10 days before the Meeting, that his or her name be included on the list of shareholders entitled to vote. This list of holders of voting shares will be available for inspection during normal business hours at the offices of Computershare Trust Company of Canada, the transfer agent of the Corporation, situated at 1500 University Street, Suite 700, Montréal, Quebec H3A 3S8, and at the Meeting. On March 16, 2004, there were also outstanding 7,210,817 Class B Non-Voting Shares, 10,180,875 First Preferred Non-Voting Shares, 4,916,078 Second Preferred Non-Voting Shares and stock options to acquire 1,798,968 Class B Non-Voting Shares. All non-voting shares are convertible into voting shares subject to certain terms and conditions.

The resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of voting shares present at the Meeting in person or by proxy and voting in respect of the resolutions.

To the knowledge of senior officers and directors of the Corporation, as at March 16, 2004, the following persons or companies beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attached to any class of voting shares of the Corporation.

	Number of First	% of all outstanding	number of Class A	% of all outstanding
	Preferred Voting	First Preferred	Restricted Voting	Class A Restricted
Name of shareholder	Shares	Shares	Shares	Voting Shares
CFSC Wayland Advisers Inc.	27,276	11.57	—	—
York Capital Management, L.P.	26,000	11.03	—	—
J P Morgan Chase Bank	24,642	10.45	—	—
Harbert Management Corporation	—	—	17,626	44.04
Télésystème Ltée	—	—	5,665	14.15

PRESENTATION OF THE FINANCIAL STATEMENTS

The Annual Report, including the consolidated financial statements of the Corporation for the year ended December 31, 2003 and the Auditors’ report thereon, will be submitted to the Meeting.

ELECTION OF DIRECTORS

According to the articles of the Corporation, the Board consists of 11 directors. The Articles of the Corporation further provide for staggered terms of office for directors with 6 of the directors appointed on May 1, 2003 for an initial term of office of three (3) years and 5 of the directors appointed on May 1, 2003 for an initial term of two (2) years.

At the end of the respective initial terms of office, the election of directors shall be for terms of two (2) years each. Consequently, no election of directors is required at the Meeting.

REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

Remuneration of Directors

Directors receive a yearly fee of $35,000, plus an attendance fee per board or committee meeting of $1,500 for an attendance in person and $750 for an attendance by telephone. Such attendance fee is increased to $3,000 per Board or committee meeting for directors who have to travel from outside of the Montréal-Ottawa-Toronto corridor. Members of the committees of the Board receive a fee of $2,000 per year. The chair of the Board receives an annual fee of $150,000. The directors who chair the Human Resources, Corporate Governance and Audit Committees receive respectively fees of $3,000, $3,000 and $6,000 per year.

Remuneration of Named Executive Officers

The table below shows certain compensation information for Mr. André Tremblay, the Chief Executive Officer of the Corporation, and the four other highest compensated executive officers (collectively the “Named Executive Officers”). This information includes the dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred. All amounts of money referred to in this Proxy Circular are expressed in Canadian dollars unless otherwise indicated.

SUMMARY COMPENSATION TABLE (1)

	Annual Compensation				Long-term Compensation
					Awards		Payouts
					Securities		Long-term
					Under	Restricted	Incentive
				Other Annual	Options/	Shares or	Program	All Other
		Salary	Bonus	Compensation	SARs	Restricted	Payouts	Compensation
Name and Principal Position	Years	$	$	$(2)	Granted(3)	Share Units	$	$(4)
André Tremblay	2003	515,000	453,200	—	270,000	—	—	605,000
President, Chief Executive	2002	514,654	169,950	—	—	—	—	405,000
Officer and Director	2001	498,077	247,500	—	531,681	—	—	—
Alain Rhéaume	2003	375,000	270,000	—	160,000	—	—	371,250
President and Chief	2002	374,423	101,250	—	—	—	—	271,250
Operating Officer, Microcell Solutions Inc.	2001	344,956	138,200	—	378,776	—	—	80,000
Pierre Bonin	2003	250,000	140,000	—	75,000	—	—	267,000
Chief Information Officer,	2002	249,770	60,000	—	—	—	—	89,000
Microcell Solutions Inc.	2001	223,558	82,200	—	160,647	—	—	—
Jacques Leduc	2003	220,000	140,800	—	85,000	—	—	357,000
Chief Financial Officer	2002	219,768	52,800	—	—	—	—	157,000
and Treasurer	2001	206,249	72,700	—	226,058	—	—	—
Bruno Péloquin	2003	197,500	100,980	—	57,500	—	—	185,625
Vice-President, Customer	2002	189,655	34,200	—	—	—	—	61,875
Relations and Operations,	2001	174,712	47,250	—	98,930	—	—	—
Microcell Solutions Inc.

(1)	The Corporation is the successor to Microcell Telecommunications Inc. (“Old Microcell”) pursuant to a plan of reorganization and of compromises and arrangement which became effective on May 1, 2003 (the “Plan”). For ease of reference, the table contains the aggregate compensation paid to the Named Executive Officers by Old Microcell and by the Corporation.

(2)	The aggregate value of perquisites and other benefits does not exceed, for each Named Executive Officer, the lesser of $50,000 or 10% of the total salary and bonus.

(3)	For 2003, indicates the number of options granted under the Corporation’s existing stock option plan (the “Stock Option Plan”). For 2001, indicates the number of options granted under the stock option plan of Old Microcell. All the options granted under the stock option plan of Old Microcell were cancelled on May 1, 2003.

(4)	All other compensation for 2003 represents payments under the retention plan for key employees and, in the cases of Mr. Tremblay, Mr. Rhéaume and Mr. Leduc, also represents a non-recurring restructuring success bonus in the amounts of $200,000, $100,000 and $200,000 respectively. All other compensation for 2002 represents payments under the retention plan for key employees. In the case of Mr. Rhéaume, the amount for 2001 was paid in respect to his relocation to Montréal. In order to receive payments under the retention plan, each named executive officer was required to remit for cancellation the following number of options granted under the stock option plan of Old Microcell: André Tremblay — 126,348; Alain Rhéaume — 88,443; Pierre Bonin — 60,647; Jacques Leduc — 53,066; Bruno Péloquin — 44,222.

OPTION GRANTS IN LAST FINANCIAL YEAR

The table below shows information regarding stock option grants made to the Named Executive Officers under the Stock Option Plan during the financial year ended December 31, 2003. See “Report on Executive Compensation by the Human Resources Committee — Long-term Executive Compensation” for a description of the plan.

				Market Value of
		% of Total		Securities
	Securities Under	Options/SARs		Underlying
	Options/SARs	Granted to	Exercise or Base	Options/SARs on the
	Granted	Employees in	Price	Date of Grant
Name	(#)	Financial Year	($/Security)	($/Security)	Expiration Date
(a)	(b)	(c)	(d)	(e)	(f)
André Tremblay	270,000	15.2%	$10.50	$10.50	June 20, 2008
Alain Rhéaume	160,000	9.0%	$10.50	$10.50	June 20, 2008
Jacques Leduc	85,000	4.8%	$10.50	$10.50	June 20, 2008
Pierre Bonin	75,000	4.2%	$10.50	$10.50	June 20, 2008
Bruno Péloquin	57,500	3.2%	$10.50	$10.50	June 20, 2008

Aggregated Option Exercises in Last Financial Year and Financial Year-end Option Values

The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended December 31, 2003, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at December 31, 2003. Value realized upon exercise is the difference between the fair market value of the underlying Class B Non-Voting Shares on the exercise date and the exercise or base price of the option. Value of unexercised in-the-money options at financial year-end is the difference between its exercise or base price and the fair market value of the underlying Class B Non-Voting Shares on December 31, 2003, which was $17.29 per share. These values, unlike the amounts set forth in the column “Aggregate Value Realized,” have not been, and may never be, realized. The underlying options have not been and may not be exercised, and actual gains, if any, on exercise will depend on the value of the Corporation’s Class B Non-Voting Shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those which have been held for less than the time required for vesting. See “Report on Executive Compensation by the Human Resources Committee — Long-term Executive Compensation.”

					Value of Unexercised “In-the-
	Securities		Unexercised Options at		Money”* Options/SARs at
	Acquired	Aggregate	December 31, 2003		December 31, 2003 (2)
	on Exercise	Value Realized(1)	(#)		($)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
André Tremblay	—	—	—	270,000	—	1,833,300
Alain Rhéaume	—	—	—	160,000	—	1,086,400
Jacques Leduc	—	—	—	85,000	—	577,150
Pierre Bonin	—	—	—	75,000	—	509,250
Bruno Péloquin	—	—	—	57,500	—	390,425

(1)	Aggregate value realized is calculated using the closing price of the Class B Non-Voting Shares of the Corporation on the Toronto Stock Exchange on the date of exercise.

(2)	The value of unexercised “in-the-money” options is calculated using the closing price of the Class B Non-Voting Shares of the Corporation on the Toronto Stock Exchange on December 31, 2003, less the exercise price of “in-the-money” options.

**	“In-the-money” options are options for which the market value of the underlying securities is higher than the price at which such securities may be exercised.

Pension Plans for Executive Officers

There is no pension plan implemented by the Corporation. There is only a Deferred Profit Sharing Plan under which the Corporation makes a defined contribution for the employees. The Corporation’s total contribution under such plan for the executive officers in 2003 was $85,250.

Employment Agreements

The Corporation has entered into employment contracts with Mr. André Tremblay, Mr. Alain Rhéaume and Mr. Jacques Leduc which provide that, in the event of termination by the Corporation without just and sufficient cause, layoff following a major change or resignation within 30 days of a major change, they are entitled to receive an amount equal to two years’ base salary, increased by their target bonus, and to exercise all vested and unvested options. However, in the event of termination by the Corporation without just and sufficient cause or layoff following a major change occurring after September 30, 2004, Mr. Leduc is entitled to receive an amount equal to one year’s base salary, increased by his target bonus, which is generally consistent with the Corporation’s employment arrangements with all of its executive officers in such circumstances. Mr. Pierre Bonin is entitled to exercise all vested and unvested options in the case of a layoff or resignation within 30 days following a major change.

REPORT ON EXECUTIVE COMPENSATION BY THE HUMAN RESOURCES COMMITTEE

Composition of the Committee

As at December 31, 2003, the Human Resources Committee (the “HR Committee”) was composed of the following persons: Mr. André Bureau, Mr. James Continenza, Mr. Gary W. Goertz, Mr. Charles Sirois and Mr. Lorie Waisberg, all of whom were appointed to the HR Committee on June 12, 2003. None were officers, employees or former officers of the Corporation or of its subsidiaries.

Committee Mandate

The HR Committee is a committee of the Board which also adopted the Human Resources Committee charter in June 2003. This charter provides that the HR Committee is mandated to review and make recommendations to the Board in connection with the appointment and remuneration of senior officers of the Corporation and of its subsidiaries, including the Chief Executive Officer, the compensation policy adopted by the Corporation and the annual overall salary increases to employees. In addition, the HR Committee determines the options to be granted under the Stock Option Plan in accordance with the rules adopted by the Board.

The HR Committee held two meetings during the period from June 12, 2003 to December 31, 2003.

Executive Compensation Policy

A total compensation policy was introduced by Old Microcell in 1994 to recognize and reward individual contributions to the short-term and long-term success of the employer and also ensure that competitive compensation was offered to the employees. This compensation policy was reviewed in 2003 by the Corporation and certain adjustments were made to ensure that it remained competitive with the industry.

According to this policy, executive compensation is based on three major components: base salary, benefits and incentive compensation. The Corporation aims to provide base salaries and benefits targeted at a selected market median level as well as incentive programs designed to bring executive total compensation into the upper quartile upon the achievement of superior results. Incentive compensation is awarded through plans and criteria approved by the HR Committee.

The benefits consist of standard deferred profit sharing plan and insurance coverage arrangements and allowance for certain expenses.

Short-term Incentive Compensation

Short-term incentive compensation offers bonuses tied to the Corporation’s financial performance and the achievement of strategic corporate and business unit objectives established on a yearly basis. The Corporation’s financial performance is mainly measured by the level of revenues and OIBDA (operating income before depreciation and amortization). The strategic corporate business objectives consist of ARPU (average revenue per user) levels, churn levels and number of subscriber acquisitions.

In the case of the Named Executive Officers, incentive bonuses range from 30% to 55% of base salary when the financial and strategic objectives are achieved. When such objectives are exceeded, bonuses are higher; when the objectives are not met, the incentive bonuses are lower, or they may not be paid at all under certain circumstances.

Long-term Executive Compensation

The long-term incentive component is made up of the Stock Option Plan of the Corporation.

The purpose of the Stock Option Plan is to provide an opportunity, through options, for the officers and employees of the Corporation and its subsidiaries to purchase Class A Restricted Voting Shares, in the case of a Canadian, or Class B Non-Voting Shares, in the case of a non-Canadian, upon exercise of options granted pursuant to the Stock Option Plan and thereby participate in the Corporation’s future growth and development.

The Board, or if it so resolves, the HR Committee, administers the Stock Option Plan including the allocation thereof.

Under the Stock Option Plan, the Corporation has reserved for issuance Class A Restricted Voting Shares and Class B Non-Voting Shares, representing, together with such shares reserved for issuance in connection with the Corporation’s stock purchase plan, in the aggregate 10% of the aggregate number of Class A Restricted Voting Shares and Class B Non-Voting Shares outstanding immediately after implementation of the Plan, assuming conversion of all First Preferred Shares and Second Preferred Shares. Options granted under the Stock Option Plan will have the terms and conditions, including exercise prices, vesting and expiration, as will be established by the Board from time to time, provided that the pricing of options will be in accordance with the requirements of the Toronto Stock Exchange and will not be less than the higher of the market prices for the Class A Restricted Voting Shares and Class B Non-Voting Shares at the time of the grant of options. As at December 31, 2003, 1,732,959 options were granted to the senior officers and certain of the employees of the Corporation.

Compensation Plan Control and Review

The HR Committee is responsible for ensuring that executive compensation conforms to the Corporation’s total compensation policy.

Chief Executive Officer’s Compensation

The salary and bonus of the President and Chief Executive Officer were established using the same policy as for the other senior executive officers.

Conclusion

An important part of executive compensation is linked to corporate, business unit and individual performance. The HR Committee intends to review executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation’s objectives, values and business strategies.

Depending on specific circumstances, the HR Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

André Bureau
James Continenza
Gary W. Goertz
Charles Sirois
Lorie Waisberg

PERFORMANCE GRAPH

The following performance graph compares the total cumulative return of a $100 investment in the Class B Non-Voting Shares of the Corporation made on May 1, 2003 with the cumulative return of the S&P/TSX Composite Index for the period beginning on May 1, 2003 and ended December 31, 2003.

	01-May-03	31-Dec-03
MT.B	$100.00	$115.27
S&P/TSX	$100.00	$126.75

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at March 12, 2004, the Corporation or its subsidiaries had not made any loan to officers, directors, employees and former officers, directors and employees of the Corporation and its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, of US$750,000 in 2003, was paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$31,000,000 per year. The policy provides for the indemnification of directors and officers in the case of claims for which the Corporation has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Corporation, subject to a deductible of US$1,000,000, in the case of claims for which it has indemnified or was permitted to indemnify the directors or officers involved.

APPOINTMENT AND REMUNERATION OF AUDITORS

Ernst & Young have been the Auditors of the Corporation since May 1, 2003 and were the auditors of Old Microcell since 1993.

The Board, upon the recommendation of the Audit Committee, recommends that Ernst & Young be appointed as Auditors of the Corporation and that the Board be authorized to fix their remuneration.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

The Corporation has entered into transactions with shareholders and companies under common control, which were not material to the Corporation or the related party. These transactions were undertaken in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These transactions consisted primarily of the Corporation’s purchase or sale of management services and telecommunication services or equipment.

CONFIRMATION OF GENERAL BY-LAW

The Corporation was created by Articles of Incorporation dated April 28, 2003 under the Canada Business Corporations Act (“CBCA”). On May 1, 2003, the Board adopted by-law No. 2003-1, this being the General By-Law of the Corporation. As required by the CBCA, this by-law must be submitted at the next meeting of shareholders for confirmation. The text of the resolution and of the General By-Law are set out in Schedule A.

CONFIRMATION OF EXPIRATION TIME UNDER THE SHAREHOLDERS RIGHT PLAN

As part of the Plan, the Corporation adopted a Shareholder Rights Plan dated May 1, 2003. The objective of the Shareholder Rights Plan is to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any takeover offer for the Corporation. Pursuant to the Shareholder Rights Plan, one right was issued in respect of each share outstanding as of May 1, 2003. The rights entitle the shareholders to purchase additional Class A Restricted Voting Shares or Class B Non-Voting shares in the event that a takeover bid is initiated.

The Shareholder Rights Plan provides for an expiration term, which is the close of business on May 1, 2006, subject to shareholder approval at the Corporation’s annual meeting to be held in 2004.

The full text of the resolution approving the determination of the expiration time is set out in Schedule B.

AMENDMENT TO THE EMPLOYEE STOCK OPTION PLAN

The Corporation’s Stock Option Plan presently provides that the maximum number of shares issuable under the Stock Option Plan is limited to 3,000 Class A Restricted Voting Shares (“Class A Shares”) and 2,006,818 Class B Non-Voting Shares (“Class B Shares”). This number was determined pursuant to the Plan which became effective on May 1, 2003 and provided that the Corporation would reserve for issuance Class A Shares and Class B Shares representing, together with such shares reserved for issuance in connection with the Corporation’s stock purchase plan, 10% of the aggregate number of Class A Shares and Class B Shares to be outstanding immediately after the Plan of reorganization became effective, assuming conversion of all First Preferred Shares and all Second Preferred Shares.

Currently, there are stock options outstanding to purchase 1,798,968 Class B Shares leaving 210,850 Class A Shares and Class B Shares available for grants of stock options under the Stock Option Plan and no stock option granted under the Stock Option Plan have been exercised.

Subject to regulatory approval, the Board is proposing to amend the Stock Option Plan to increase the maximum number of Class B Shares issuable under the Stock Option Plan by a number of 682,236 from 2,006,818 to 2,689,054 which would represent 11.9 % of the Class A Shares and Class B Shares presently outstanding assuming conversion of all First Preferred Shares and all Second Preferred Shares.

However, assuming the completion of the rights offering of the Corporation and the concurrent private placement for which the Corporation filed a final prospectus on March 24, 2004 (the “Offering”), there will be at least 27,117,820 shares outstanding. Therefore, the maximum number of shares issuable under the Stock Option Plan will only represent 7.4 % of the aggregate number of Class A Shares and Class B Shares to be outstanding immediately after the completion of the Offering, assuming conversion of all First Preferred Shares and all Second Preferred Shares and the number of Class A Shares and Class B Shares available for grants of stock options under the Stock Option Plan will be 890,086.

The full text of the resolution is set out in Schedule C.

REPORT OF THE AUDIT COMMITTEE

As at December 31, 2003, the Audit Committee was composed of the 5 following persons: André Bureau, Christian Dubé, Paul McFarlane, Steven D. Scheiwe and Charles Sirois, all of whom were appointed on June 12, 2003. All of the members of the Audit Committee are independent from the Corporation and the Board has determined that they are all financially literate.

A new charter setting out the roles and responsibilities of the Audit Committee was reviewed and adopted to take into account applicable regulatory requirements, including the rules recently adopted by most of the securities commissions in Canada.

The Audit Committee oversees the Corporation’s financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements of the Corporation with Management and with the Auditors.

The Audit Committee reviewed with the Auditors their judgments as to the quality of the Corporation’s accounting principles and such other matters as are required to be discussed under generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent Auditors their independence from Management and the Corporation, including the matters in the written disclosures required by the independence standards board. The Audit Committee discussed with the Corporation’s internal and independent Auditors the overall scope and plans for their respective audits. The Audit Committee meets with the internal and independent Auditors, with and without Management presence, to discuss the results of their examinations, their evaluations of the Corporation’s internal controls, and the overall quality of the Corporation’s financial reporting.

The Audit Committee held five meetings during the period from May 1, 2003 to December 31, 2003. In reliance of the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Audited Financial Statements be included in the Annual Report of the Corporation.

André Bureau
Christian Dubé
Paul McFarlane
Steven D. Scheiwe
Charles Sirois

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance to be important to the effective operations of the Corporation. The Board formed, at its meeting on June 12, 2003, a Corporate Governance Committee composed of 5 members who are all independent of the Corporation: André Bureau, Christian Dubé, Robert Latham, Berl Nadler and Lorie Waisberg. The Board also adopted the charter of the Committee. The Committee reviewed in detail the compliance of the Corporation with the guidelines adopted by the Toronto Stock Exchange (the “Guidelines”) and recommended a close review of new initiatives to maintain high standards of corporate governance.

A detailed comparison of the Corporation’s governance practices with the Guidelines is contained in Schedule D.

ADDITIONAL INFORMATION

The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, at 1250 René-Lévesque Blvd. West, 38th floor, Montréal, Quebec H3B 4W8:

a)	one copy of its latest Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

b)	one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the Auditors thereon, both contained in the Corporation’s 2003 Annual Report, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year; and

c)	one copy of this Management Proxy Circular.

The Annual Information Form is available from the date of its filing with the securities commissions or similar authorities in Canada.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation as of March 12, 2004.

DATED at Montréal, Quebec, this 25th day of March, 2004.

Michel Cordeau
Secretary

MICROCELL TELECOMMUNICATIONS INC.
1250 René-Lévesque Blvd. West, 38th floor
Montréal, Quebec H3B 4W8

SCHEDULE A

MICROCELL TELECOMMUNICATIONS INC.

GENERAL BY-LAW

Resolved:

That By-Law No. 2003-1 being the General By-Law of the Corporation adopted by the Board of Directors on May 1, 2003, the full text of which is annexed hereto, be hereby confirmed.

BY-LAW NO. 2003-1
GENERAL BY-LAW
OF THE CORPORATION

enacted pursuant to the
Canada Business Corporations Act

Be it enacted as a by-law of MICROCELL TELECOMMUNICATIONS INC. (the “Corporation”) as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

Subject to an express disposition to the contrary, or where the context requires otherwise, in this By-law:

“Act” means the Canada Business Corporations Act (R.S.C., 1985, C-44), as from time to time amended. In the event of any amendment to the Act, any reference contained in these By-laws shall be interpreted as a reference to the amended provisions of the Act.

“Affiliate” has the meaning given to that term in the Act.

“Articles” means the articles of the Corporation and any subsequent amendments.

“Board” means the Board of Directors of the Corporation.

“By-laws” means the by-laws of the Corporation that are in force at any given time.

“Electronic Document” means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means.

“Information System” means a system used to generate, send, receive, store, or otherwise process an Electronic Document.

“Recorded Address” means, in the case of a shareholder, the address as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the Board, the latest address as recorded in the records of the Corporation.

Defined terms which are used but not defined in this By-law shall have the meaning ascribed to them in the Articles.

          Terms used in the singular include the plural and vice versa, those used in the masculine include the feminine and vice versa, and the dispositions which apply to physical persons apply also to bodies corporate including corporations and other groups not constituted in corporations.

          Titles are used in this By-law as reference only and must not be considered in the interpretation of this By-law.

ARTICLE 2
LOCATION OF OFFICE AND CORPORATE SEAL

2.1 Offices

          The Corporation may, in addition to its registered office, establish elsewhere within or without Canada such offices and agencies as the Board may from time to time determine.

2.2 Seal

          The Corporation may have a seal which shall bear the name of the Corporation. The seal of the Corporation shall be adopted or changed by resolution of the Board. A document emanating from the Corporation shall not be invalid merely because the seal of the Corporation is not affixed thereto.

ARTICLE 3
BORROWING AND SECURITY

3.1 Borrowing Power

          Without limiting the borrowing powers of the Corporation as set forth in the Act or the Articles, the Board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation, whether secured or unsecured;

(c)	to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation to secure any present or future obligation of the Corporation.

3.2 Delegation

          Subject to the Act and the Articles, the Board may from time to time delegate to a committee, a director or an officer, all or any of the powers conferred to the Board by Article 3or by the Act, to such extent and in such manner as the Board may determine at the time of such delegation.

ARTICLE 4
SHAREHOLDERS

4.1 Annual Meetings

          Subject to the provisions of the Act, the annual meeting of the shareholders of the Corporation shall be held on such date in each year, at such time and, subject to Section 4.3, at such place as the Board may determine, to receive and consider the financial statements with the report of the auditor or auditors, to elect directors, to appoint an auditor or auditors, to fix or to authorize the Board to fix the auditors’ remuneration, and to consider, deal with and dispose of such other business as may properly come before a meeting of shareholders.

4.2 Special Meetings

          Special meetings of the shareholders may be called at any time by resolution of the Board or by the president or the chairman of the Board and shall be called when required by the shareholders in conformity with the Act.

4.3 Place of Meetings

          Meetings of the shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is located or at such other place in Canada as may be fixed by the Board.

4.4 Meetings by Telephonic, Electronic or Other Communications Facility

          Any person entitled to attend a meeting of shareholders may participate in the meeting, to the extent and in the manner permitted by law, by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communications facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting. The directors or the shareholders of the Corporation who call a meeting of shareholders pursuant to the Act may determine that the meeting shall be held, to the extent and in the manner permitted by law, entirely by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting.

4.5 Notice of Meetings

          Notice of each annual meeting and of each special meeting of the shareholders shall be given in the manner provided in Article 13 to the shareholders entitled to vote thereat, to the shareholders entitled to receive such notice, to the directors and to the auditor or auditors at their respective addresses as they appear in the records of the Corporation, not less than 21 days and not more than 60 days prior to the date fixed for such meeting, subject to the provisions of any applicable securities legislation. If the address of any shareholder, director or auditor does not appear in the record of the Corporation, the notice may be sent as aforesaid to such address as the person sending the notice may consider to be most likely to reach promptly such shareholder, director or auditor.

          A shareholder and any other person entitled to attend a meeting of shareholders may waive such notice in writing, by Electronic Document, before or after the holding of such meeting or by attending thereat in person, or, in the case of shareholders, by proxyholder or in the case of a body corporate or association by a representative duly authorized in accordance with the provisions of section 4.8; nevertheless, a person who attends such a meeting is not deemed to have waived the right to notice of the meeting when he so attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

          The notice of the annual meeting, as well as the notice of special meeting, shall state:

(a)	the time, date and place of the meeting as well as the nature of business to be considered in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and

(b)	the text of any special resolution to be submitted to the meeting.

          It is not necessary to give notice of the reconvening of an adjourned meeting other than by announcement at the earliest meeting that is adjourned; a new notice of meeting is, however, required if the shareholders’ meeting is adjourned one or more times for an aggregate of 30 days or more.

4.6 Chair

          The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed, who is present at the meeting and who has not declined to act as chairman: the chairman of the Board, the president or a vice-president of the Corporation. If no such officer is present within 30 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. The chairman shall not have a second or casting vote. The secretary of the Corporation, or in his absence the assistant secretary, shall also act as secretary of all shareholders’ meetings, provided that, if no such officer is present, the chairman of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.

4.7 Quorum

          The quorum of shareholders at an annual or special meeting of shareholders is fixed at five shareholders entitled to vote at such meeting, present in person or represented either by proxy or by an individual acting on behalf of a body corporate or association and duly authorized by a resolution of the Board or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation, irrespective of the number of shares held by such shareholders.

          If a quorum is present at the opening of the meeting, the shareholders present or represented may proceed with the business of the meeting, notwithstanding the fact that a quorum is not present throughout the meeting.

          If a quorum is not present at the opening of the meeting, the shareholders present or represented may adjourn the meeting to a fixed time (which should be at least two business days after the date of the opening of the meeting) and place but may not transact any other business.

          The quorum at the reconvening of the meeting so adjourned is fixed at five shareholders entitled to vote at such meeting present or represented in accordance with this By-law, irrespective of the number of shares held by such shareholders. The meeting may then proceed to examine and dispose of the business for which it was called. If at the time of the reconvening of the meeting so adjourned a quorum is not present, the meeting must again be adjourned or, if 30 days or more have elapsed from the date of the originally scheduled meeting, a new meeting must be called.

4.8 Representation at Meetings

          Shareholders shall be entitled to vote in person or, if a body corporate or association, by a representative duly authorized by resolution of the Board or other governing body of such body corporate or association. Shareholders shall also be entitled to vote by proxyholder or by one or more alternative proxyholders, whether or not such proxyholder is himself a shareholder; the proxyholder shall attend the meeting, vote thereat and otherwise act in the manner and to the extent authorized and with the authority conferred by the proxy.

          A proxy shall be signed by the shareholder or by his agent authorized in writing and this signature need not be witnessed.

          A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof.

          The instrument appointing a proxyholder may, except in cases where the law otherwise provides, be in the form provided by law or in any other appropriate form.

          The Board shall specify in the notice calling a meeting of shareholders, a time not exceeding 48 hours, excluding Saturdays and holidays, preceding the meeting or any adjournment thereof, before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

          The Board may also permit particulars of proxies for use at or in connection with any such meeting which have been deposited with the Corporation or its agent at a place other than the place of such meeting to be sent to the secretary of the Corporation prior to such meeting. In such event, such proxies, if otherwise in order, shall be valid and any votes cast in accordance therewith shall be counted.

4.9 Voting

          Every question submitted to any meeting of shareholders shall be decided by a show of hands, unless a ballot is ordered or required in the manner hereinafter set out.

          The chairman of such meeting may, in his discretion, order a ballot. Moreover, any shareholder or its representative, where the shareholder is a body corporate or an association, or his proxyholder, either before or after any vote by show of hands, may require a ballot on any question at any time before the termination of the meeting. A demand for a ballot may be withdrawn.

          If at any meeting a ballot is to be taken, it shall be taken in such manner, and either at once or after adjournment, as the chairman directs. The result of a ballot shall be deemed to be a resolution of the meeting at which the ballot was taken whether or not a vote on a show of hands had previously been taken on the same question.

          At all meetings of shareholders, every shareholder entitled to vote thereat, whether present in person or by proxyholder, or, in the case of a body corporate or association by a duly authorized representative, shall be entitled to exercise the number of votes per share as is prescribed in the Articles; however, if by virtue of the Act another scale of voting rights is fixed with respect to a particular matter or to another class of shares, such scale of voting shall be adopted.

          The act of shareholders, their representatives or their proxyholders casting a majority of the votes in respect of shares so represented shall be the act of the shareholders, except where the affirmative vote of the shareholders casting a greater majority than a simple majority is required by the Act, or the Articles, or the By-laws of the Corporation.

4.10 Electronic Voting by Shareholders

          Any vote at a meeting of the shareholders may be held, to the extent and in the manner permitted by law, entirely by means of a telephonic, electronic or other communications facility, if the Corporation makes available such a communications facility.

4.11 Voting While Participating Electronically

          Any person participating in a meeting of shareholders by electronic means as provided in Section 4.4 and entitled to vote at that meeting may vote, to the extent and in the manner permitted by law, by means of the telephonic, electronic or other communications facility that the Corporation has made available for that purpose.

4.12 Procedure at Meeting

          The chairman of any meeting of shareholders shall conduct the procedure thereat in all respects and shall be entitled to take decisions on all matters, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any proxy.

     A declaration by the chairman at any meeting that a resolution has been carried or carried unanimously or carried by any particular majority or lost or not carried by a particular majority shall be prima facie evidence of the fact.

4.13 Scrutineers

          The chairman of any meeting of shareholders may appoint up to two persons, who may but need not be directors, officers, employees or shareholders of the Corporation, to act as scrutineers at such meeting.

4.14 Subsequent Transferees

          Every person who, by operation of law, transfer or other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which, prior to his name and address being entered on the register, shall be given to the person whose name appears on the register at the time such notice is given.

4.15 Signed Resolution

          Except in cases prohibited by law, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

          A copy of every resolution referred to in the preceding paragraph shall be kept with the minutes of the meeting of shareholders.

ARTICLE 5
DIVIDENDS AND RIGHTS

5.1 Dividends

          Subject to the Act and the Articles, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or in property or by issuing fully paid shares of the Corporation. Any dividend unclaimed after a period of six years from the date on which it was declared to be payable shall be forfeited and shall revert to the Corporation.

5.2 Entitlement to Dividends upon Transfer

          Transfers of shares shall not transfer the right to dividends declared thereon before the registration of the transfer thereof. In the event that more than one person is registered as the joint holder of any share, any one of such persons may effectively waive or transfer the right to receive dividends in respect of such share.

5.3 Dividend Cheques

          A dividend payable in money may be paid in Canadian dollars or in any equivalent amount in any other currency, at the discretion of the Board, and shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which the dividend has been declared. The cheque shall be mailed by prepaid ordinary mail to the registered holder at such holder’s Recorded Address, unless the holder otherwise directs.

          In the case of joint holders, the cheque shall be made payable to the order of all the joint holders unless the joint holders otherwise direct and, if more than one address is recorded in the Corporation’s securities register in respect of such joint holding, the cheque shall be mailed to the first address so appearing.

          Unless the cheque is not paid on due presentation, the mailing of a dividend cheque shall satisfy and discharge the Corporation’s liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

5.4 Non-receipt or Loss of Cheque

          In the event of non-receipt of any dividend cheque by the person to whom the cheque is sent, the Corporation shall issue a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.

5.5 Record Date for Dividends and Rights

          Subject to the provisions of any applicable securities legislation, the Board may fix in advance a date, preceding by not more than 60 days the date for the payment of any dividend or the date for the issue of any right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of the dividend or to exercise the right to subscribe for those securities.

          Notice of any such record date shall be given not fewer than seven days before the record date in the manner provided by the Act. If no such record date is fixed, such record date shall be at the close of business on the day on which the resolution relating to the dividend or right to subscribe is passed by the Board.

ARTICLE 6
DIRECTORS

6.1 Board of Directors

          Where the Articles provide that the Board shall consist of a fixed number of directors, the Board shall consist of the number fixed within the said Articles. Where the Articles of the Corporation provide for a minimum and maximum number of directors, the Board for the time being shall consist of that number of directors elected by the shareholders at the preceding meeting in accordance with the provisions of the law. The number of members of the Board may be changed, within the limits permitted by the Act and the Articles, by a resolution of the Board or a resolution of the shareholders.

6.2 Election and Term of Office

          Directors shall be elected by the shareholders by ordinary resolution. A vote by ballot shall not be necessary for the election of the directors of the Corporation unless it is required by someone present and entitled to vote at the meeting at which such election takes place. Subject to the provisions of the Articles and except where a director has been elected for an expressly stated term, a director’s term of office shall be from the date of the meeting at which he is elected or appointed until the close of the next annual meeting of shareholders at which an election of directors takes place or until his successor is elected or appointed.

          The office of a director shall be automatically vacated:

(a)	if he dies;

(b)	if he is removed or disqualified as provided for by law; or

(c)	if he resigns his office.

          Except as otherwise required by law, a vacancy among directors may be filled by a person appointed by the director(s), who were elected by the same shareholders as the director to be replaced, if any, and in the absence of any such directors, by the shareholders who appointed the director to be replaced. The successor director shall be appointed for the balance of the term of the director so replaced.

          No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. A majority of the directors shall be resident Canadians, unless otherwise permitted by law. A retiring director, if otherwise qualified, shall be eligible for re-election.

6.3 Meetings and Notices

          Immediately after the annual meeting of shareholders in each year, a meeting of the directors who are then present shall be held without further notice, provided a quorum is present, for the appointment of the officers of the Corporation; such meeting may transact such other business as may come before it.

          Meetings of the Board may be called by or by the order of the chairman of the Board, the president, a vice-president if he is also a director, or any two directors and may be held at any place within or outside Canada. Notice specifying the place, date and time of each such meeting shall be given to each director in the manner prescribed in Article 13 at least 48 hours prior to the date and time fixed for such meeting, or in case of emergency, at least 12 hours prior to the time fixed for the meeting. If the address of any director does not appear in the records of the Corporation, then such notice may be sent as aforesaid to such address as the person sending the notice may consider to be the location where said notice is most likely to reach such director promptly.

          The Board may from time to time provide for the holding of regular meetings of the Board at such place, within or outside Canada, with or without notice, as may be determined by resolution.

          A notice of a meeting of directors shall specify any matter referred to in subsection 115(3) of the Act that is to be dealt with at the meeting but otherwise need not specify the purposes for which it is called or the nature of the business to be transacted at such meeting.

          No notice of the date, time and place of any meeting of the Board need be given to any director who waives notice thereof, either in writing by Electronic Document before or after the holding thereof or who is present thereat; nevertheless, a director’s presence at such meeting shall not constitute a waiver of notice if the director so attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

          It is not necessary to give notice of the reconvening of an adjourned meeting if the date, time and place of the reconvening of this meeting are announced at the original meeting.

6.4 Meetings by Communications Facilities

          A director may, to the extent and in the manner permitted by law, participate in a meeting of directors or of a committee of directors by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting, but only if all the directors of the Corporation have consented to that form of participation. A director participating in such a meeting by such means is deemed for the purposes of the Act to be present at that meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board and of committees of the Board held while a director holds office.

6.5 Quorum

          A majority of the number of directors of which the Board consists shall constitute a quorum for a meeting of the Board. Notwithstanding any vacancy among the directors, a quorum may exercise all the powers of the directors provided; however, no business shall be transacted at a meeting of directors unless a majority of directors present are resident Canadians. If a quorum is present at the opening of a Board meeting, the Board may proceed with the business of the meeting, notwithstanding the fact that a quorum is not present throughout the meeting.

6.6 Voting

          Questions arising at any meeting of the directors shall be decided by a majority of the votes of those present.

6.7 Remuneration

          The remuneration to be paid to the directors shall be fixed by the Board from time to time. The directors may also be paid such travelling and other expenses properly incurred by them in connection with the business and affairs of the Corporation as may be determined by resolution of the Board.

6.8 Signed Resolutions

          A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the Board is as valid as if it had been passed at a meeting of the Board.

          A copy of every resolution referred to in the preceding paragraph shall be kept with the minutes of the meetings of the Board.

6.9 Powers of Directors

          The Board shall supervise the management of the business and affairs of the Corporation and shall exercise all such powers and authority as the Corporation is authorized to exercise by the Act, the Articles or the By-laws and which are not by the Act, the Articles or the By-laws required to be exercised exclusively by the shareholders or with their consent.

          Notwithstanding that it be afterwards discovered that there was some defect or irregularity in the election of the Board or in the election of any person acting as director or in his qualification, all acts of the Board or of any person acting as director shall be as valid and binding upon the Corporation as if every such Board or person had been duly elected and had been qualified.

6.10 Power to Allot Stock and Grant Options

          Subject to the Articles or any other by-law restricting the allotment and issue of the shares of the capital stock of the Corporation, the Board may from time to time accept subscriptions, allot, issue, grant options or otherwise dispose of the whole or any part of the unissued shares of the Corporation to such persons, on such terms and conditions and for such consideration and in such manner not contrary to law, the Articles or By-laws as the Board thinks fit.

6.11 Chairman of the Board

          The Board may from time to time appoint a chairman of the Board who may or may not be an officer of the Corporation.

          The chairman of the Board shall preside at all meetings of the Board and shall exercise such other powers and authority and perform such other duties which the Board may from time to time prescribe.

ARTICLE 7
OFFICERS

7.1 Officers

          The Board may from time to time appoint a president, a chief executive officer, a chief financial officer, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer, one or more assistant secretaries or assistant treasurers and such other officers as the Board may from time to time deem necessary to appoint. Subject to those powers which, by law, may only be exercised by the Board, the president and if appointed, the other officers of the Corporation, shall respectively exercise such powers and authority and shall perform such duties, in addition to those specified in this By-law, as may from time to time be prescribed by the Board. The Board may vary, add to or limit the powers and duties of any officer. The same person may hold two or more of the offices in the Corporation. None of the officers of the Corporation need be directors of the Corporation. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board otherwise directs.

          The Board may also from time to time appoint other agents, attorneys, officers or employees of the Corporation within or outside Canada, who may be given such titles and who shall exercise such powers and authority (including the power of sub-delegation) and perform such duties of management or otherwise, as the Board or the president may from time to time determine.

          In case of the absence of any officer or employee of the Corporation, or for any other reason that the Board may deem sufficient, the Board may delegate for the time being the powers and authority of such officer or employee to any other officer or employee or to any director of the Corporation.

7.2 President

          The president, subject to the control of the Board, shall supervise, administer and manage the business and affairs of the Corporation generally. The president shall also preside at all meetings of the Board in the event of the absence, inability or failure of the chairman of the Board to so act. The president shall exercise such other powers and authority and perform such other duties as may from time to time be prescribed by the Board.

7.3 Chief Executive Officer

          The chief executive officer shall manage the operations of the Corporation generally, and shall exercise such other powers and authority and perform such other duties as may from time to time be prescribed by the Board.

7.4 Chief Financial Officer

          The chief financial officer shall manage the finances of the Corporation generally, and shall exercise such other powers and authority and perform such other duties as may from time to time be prescribed by the Board.

7.5 Vice-President

          The vice-president, or if more than one, the vice-presidents, shall exercise such powers and authority and perform such duties as may from time to time be prescribed by the Board or by the president.

7.6 Secretary

          The secretary (or any other officer designated by the chairman of the Board) shall attend to the giving of all notices of the Corporation. The secretary (or any other officer designated by the chairman of the Board) shall keep the minutes of all meetings of the Board, all the committees of the Board and the shareholders in a book or books to be kept for that purpose. The secretary shall keep in safe custody the corporate seal of the Corporation. The secretary shall have charge of the records of the Corporation, including records containing the names and addresses of the members of the Board, together with copies of all reports made by the Corporation and such other records and papers as the Board may direct. The secretary shall be responsible for the keeping and filing of all records, reports, certificates and all other documents required by law to be kept and filed by the Corporation. The secretary shall be subject to the control of the president and shall exercise such other powers and authority and perform such other duties as may from time to time be prescribed by the Board or by the president.

7.7 Treasurer

          The treasurer shall have general charge of the finances of the Corporation. The treasurer shall deposit all moneys and other valuable effects of the Corporation in the name and to the credit of the Corporation in such banks or other depositories as the Board may from time to time designate; the treasurer shall render to the president and to the Board, whenever so directed, an account of the financial situation of the Corporation and of all transactions effected as treasurer; as soon as possible after the close of each fiscal year, the treasurer shall prepare and submit to the president and to the Board a like report for such fiscal year. The treasurer shall have charge and custody of and be responsible for the keeping of the books of account. The treasurer shall be subject to the control of the president and shall exercise such other powers and authority and perform such other duties as may from time to time be prescribed by the Board or by the president.

7.8 Powers of Officers

          Notwithstanding that it be afterwards discovered that there was some defect or irregularity in the election of the Board or in the appointment of any person acting as officer or in his qualification, all acts of the Board or of any person acting as officer shall be as valid and binding upon the Corporation as if every such Board or person had been duly appointed and had been qualified.

7.9 Removal and Discharge

          The Board may remove any officer with or without cause at any time. Any agent or employee who is not an officer of the Corporation may be discharged by the president with or without cause at any time.

7.10 Remuneration

          The remuneration, if any, to be paid to officers appointed by the Board shall be fixed from time to time by a resolution of the Board.

ARTICLE 8
COMMITTEES

8.1 Election

          The Board may from time to time appoint from among the directors on the Board, members of committees of the Board, however designated, containing such proportion of Canadian residents as may be required by law.

8.2 Chairman, Quorum and Procedure

          Any committee of the Board shall have power to appoint a chairman and a vice-chairman, to fix its quorum, which quorum shall consist of not less than a majority of its members, and to determine its procedure.

8.3 Secretary

          The secretary of the Corporation shall act as secretary of each committee of the Board, unless some other secretary be appointed by the committee.

8.4 Powers

          The Board may delegate to any committee of the Board any of the powers of the Board, except those which by the Act a committee of the Board has no authority to exercise.

8.5 Proceedings Open to the Board

          Subject to any restriction issued by a government or regulatory authority, all proceedings of committees of the Board shall be open to the examination of the Board and shall be reported to the Board if and when the Board so directs.

8.6 Meetings

          Meetings of committees of the Board may be held at the registered office of the Corporation or at such other place within or outside Canada as a committee may from time to time determine. Meetings of a committee may be called by or by the order of the president, the chairman of the committee, the chairman of the Board or any two members thereof.

8.7 Signed Resolutions

          A resolution in writing signed by all the members of a committee of the Board entitled to vote on that resolution at a meeting of the committee of the Board is as valid as if it had been passed at a meeting of the committee of the Board.

          A copy of every resolution referred to in the preceding paragraph shall be kept with the minutes of the meetings of the committee of the Board.

8.8 Remuneration

          The members of a committee of the Board shall be entitled to receive such remuneration for their services as members of the committee as the Board may from time to time determine.

8.9 Removal and Replacement

          The Board may from time to time remove any member of a committee of the Board from office.

          The Board may also from time to time fill any vacancy that may occur in the membership of a committee.

ARTICLE 9
INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

9.1 Liability

          No director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee of the Corporation, or for joining any receipt of other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or in relation thereto, provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

9.2 Indemnity

          Subject to the limitations provided by law, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation’s request as a director or officer or an individual acting in a similar capacity, of another entity (as such term is defined in the Act) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment and including attorney’s fees, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party because of that association with the Corporation or other entity, if:

(1)	he acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interest of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(2)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds to believe that his conduct was lawful.

          The Corporation shall advance the necessary moneys to a director, officer or other individual for the costs, charges and expenses (including attorney’s fees) for an action or a proceeding referred to previously. The individual shall repay the moneys if the individual does not fulfill the previously named conditions.

          The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this By-law shall limit the right of any person entitled to indemnify to claim indemnity apart from the provisions of this By-law.

9.3 Insurance

          The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 9.1, above, against such liability as the Board may from time to time determine, and as permitted by law.

ARTICLE 10
SHARE CAPITAL

10.1 Security Certificates and Stock Transfers

          Certificates representing securities in the capital of the Corporation shall bear the signature of the chairman, the president or a vice-president and the secretary or assistant secretary. The signature of the chairman, the president or vice-president may be engraved, lithographed or otherwise mechanically reproduced thereon and, should the Corporation have appointed a transfer agent, the signature of the secretary or assistant secretary may also be engraved, lithographed or otherwise mechanically reproduced. Any certificates bearing the facsimile reproduction of the signatures of such authorized officers shall be deemed to have been manually signed by them and shall be as valid to all intents and purposes as if it had been so manually signed notwithstanding that the persons whose signatures are so reproduced shall have ceased to be officers of the Corporation on the date of such certificate or at the time that it is issued. Unless required by the rules of any stock exchange on which the securities of the Corporation are listed, it shall not be necessary to affix the corporate seal of the Corporation to a share certificate. Each certificate must carry all notations required by law and be countersigned by one of the transfer agents and registrar of the Corporation.

10.2 Securities Register

          A central securities register shall be maintained by the Corporation or its agent at the registered office or at any other place in Canada designated by the Board. The Board may from time to time provide that one or more branch securities registers shall be maintained at such places within Canada or elsewhere, as may be designated by a resolution and may appoint officers or agents to maintain the same and to effect and record therein transfers of securities in the capital of the Corporation.

10.3 Transfer Agents and Registrars

          Agents of the Corporation charged with the maintenance of the central or branch securities registers may be designated as transfer agents and/or registrars of transfers, according to their functions. The Board may at any time terminate the appointment of such transfer agents and/or registrars.

10.4 Record Date and Closing of Books

          Subject to compliance with the Act, with any other applicable law and with the rules of any stock exchange on which the securities of the Corporation are listed, the Board may fix in advance, by resolution, a date not exceeding 60 days preceding the date for payment of a dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares of the share capital of the Corporation shall go into effect, as the record date for the determination of the shareholders entitled to receive payment of such dividend, the allotment of such rights or the exercise of such rights in respect of such change, conversion or exchange of the share capital of the Corporation, with the effect that only the shareholders of record on the date so fixed by the Board shall be entitled to receive payment of such dividend, or allotment of rights, or to exercise such rights, as the case may be, notwithstanding a transfer of any shares on the books of the Corporation after such record date.

10.5 Lost and Destroyed Certificates

          The Board may, upon such terms and conditions as to indemnity and otherwise as they may deem advisable, direct that a new certificate or certificates of securities be issued to replace any certificate or certificates of securities previously issued by the Corporation that have been worn out, lost, stolen or destroyed. The Board, when authorizing the issue of such new certificate or certificates, may, in its discretion, and as a condition precedent thereto, require the owner of such worn-out, lost, stolen or destroyed certificate or his legal representatives to give to the Corporation or to the transfer agent or transfer agents and to such registrar or registrars, as may be authorized or required to countersign such new certificate or certificates, a bond in such sum as they may direct, as indemnity against any claim that may be made against them or either of them for or in respect of the securities represented by such certificates alleged to have been worn out, lost, stolen or destroyed.

ARTICLE 11
FISCAL YEAR AND AUDIT

11.1 Fiscal Year

          The period for the fiscal year of the Corporation shall be determined from time to time by the Board.

11.2 Audit

          The shareholders, at each annual meeting, shall appoint an auditor or auditors to hold office until the next annual meeting and until the appointment of his or their successor or successors, unless he or they resign or his or their office becomes vacant by his or their death, if applicable. At least once in every fiscal year, such auditor or auditors shall examine the accounts of the Corporation and the financial statements to be presented at the annual meeting, and shall report thereon to the shareholders.

ARTICLE 12
CORPORATION REPRESENTATION FOR CERTAIN PURPOSES

12.1 Declaration

          The president, any vice-president, the chief executive officer, the chief financial officer, the secretary, the assistant secretary and the treasurer, or any one of them or any other officer or person thereunto authorized by the Board, is authorized and empowered to make answer for the Corporation to all writs, orders and interrogatories upon articulated facts issued out of any Court, to answer and/or oppose for and on behalf of the Corporation all seizures and to declare for and on behalf of the Corporation to writs of attachment by way of garnishment in which the Corporation is garnishee, to make all affidavits and sworn declarations in connection therewith or in connection with any judicial proceedings to which the Corporation is a party, to make petitions for winding-up, sequestration or bankruptcy against any debtor of the Corporation, to attend and vote at all meetings of creditors of the Corporation’s debtors and to grant proxies in connection therewith.

12.2 Representation at Meetings

          Subject to the provisions of any other by-law of the Corporation, the president, any vice-president, the chief executive officer, the chief financial officer, the secretary, the assistant secretary and the treasurer, or any one of them or any other officer or person thereunto authorized by the Board, shall represent the Corporation, attend and vote at any meeting of shareholders or members of any firm, company, corporation or syndicate in which the Corporation holds shares or is otherwise interested, and any action taken and/or vote cast by them or one of them at any such meeting shall be deemed to be the act and/or vote of the Corporation.

          Any two of the president, any vice-president, the chief executive officer, the chief financial officer, the secretary, the assistant secretary and the treasurer shall moreover be empowered to authorize any person (whether an officer of the Corporation or not) to attend, vote and otherwise act at all meetings of shareholders or members of any firm, company, corporation or syndicate in which the Corporation holds shares or is otherwise interested, and for this purpose, such officers shall be authorized to execute and to deliver from time to time for and on behalf and in the name of the Corporation a proxy in such form and terms as such officers see fit, including therein, but without in any way limiting or restricting the generality of the foregoing, provision for the appointment of a substitute proxyholder and the revocation of all proxies given by the Corporation prior thereto with respect to any such meeting.

ARTICLE 13
NOTICES

13.1 Method of Giving Notices

          Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the Articles, the By-laws or otherwise to a shareholder, director, officer or auditor of the Corporation shall be sufficiently given if, (i) delivered personally to such person, (ii) mailed by prepaid mail to such person at such person’s Recorded Address, (iii) sent to such person at such person’s Recorded Address by any means of prepaid transmitted or recorded communication, or (iv) provided as an Electronic Document to the Information System of that person.

          A notice which is delivered personally is deemed to be given when received. A notice which is mailed is deemed to have been given on the third day after the notice is deposited in a post office or public letter box. A notice sent by any means of transmitted or recorded communication or provided as an Electronic Document shall be deemed to have been sent when dispatched by the Corporation if it uses its own facilities or Information System and otherwise, when delivered to the appropriate communication company or its representatives for dispatch.

          The secretary may change, or cause to be changed, the Recorded Address, including the Information System of any shareholder, director, officer or auditor in accordance with any information believed by the secretary to be reliable.

          A certificate of any officer, in office at the time of making the certificate, or agent of the Corporation, as to the facts in relation to the giving of any notice or the publication of any notice shall be conclusive evidence thereof and shall be binding on every person entitled to receive notice thereof.

          The signature of any director or officer to any notice may be written, printed or otherwise mechanically reproduced.

13.2 Notice by Electronic Document

          A requirement under the Act or this By-law to provide a person with a notice, document or other information is not satisfied by the provision of an Electronic Document unless:

(a)	the addressee has consented, in the manner prescribed under the Act, and has designated an Information System for the receipt of the Electronic Document;

(b)	the Electronic Document is provided to the designated Information System, unless otherwise prescribed in the Act;

(c)	the Act has been complied with;

(d)	the information in the Electronic Document is accessible by the sender so as to be usable for subsequent reference; and

(e)	the information in the Electronic Document is accessible by the addressee and capable of being retained by the addressee, so as to be usable for subsequent reference.

          An addressee may revoke consent to receive Electronic Documents in the manner prescribed in the Act.

          A requirement under the Act for one or more copies of a document to be provided to a single addressee at the same time is satisfied by the provision of a single version of the Electronic Document. A requirement under the Act to provide a document by registered mail is not satisfied by the sending of an Electronic Document unless prescribed under the Act.

13.3 Signatures by Electronic Document

          A requirement under the Act for a signature or for a document to be executed, except with respect to a statutory declaration or an affidavit, is satisfied if, in relation to an Electronic Document, the requirements prescribed under the Act are met and if the signature results from the application by a person of technology or a process that permits the following to be proven:

(a)	the signature resulting from the use by a person of the technology or process is unique to the person;

(b)	the technology or process is used by a person to incorporate, attach or associate the person’s signature to the Electronic Document; and

(c)	the technology or process can be used to identify the person using the technology or process.

13.4 Notice to Joint Shareholders

          If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of those persons shall be sufficient notice to all such persons.

13.5 Computation of Time

          In computing the period of days when notice must be given under any section of this By-law requiring a specified number of days’ notice of any meeting or other event, the period shall commence on the day following the sending of such notice and shall terminate at midnight of the last day of the period, except that if the last day of the period falls on a non-business day, the period shall terminate at midnight on the day next following that is not a non-business day.

13.6 Undelivered Notices

          If any notice given to a shareholder pursuant to Section 4.5 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to that shareholder until the Corporation is informed in writing of the shareholder’s new address.

13.7 Omissions and Errors

          The accidental omission to give any notice to any shareholder, director or officer, auditor or the non-receipt of any notice by any such person or any error in any notice not affecting the substance of the notice shall not invalidate any action taken at any meeting held pursuant to the notice, or otherwise founded thereon.

ARTICLE 14
MISCELLANEOUS

14.1 Conflict Rule

          This By-law is made pursuant to and should be read in conjunction with the Act. If there is any conflict between this By-law or the Articles and the Act, the Act shall govern. If there is any conflict between this By-law and the Articles, the Articles shall govern.

14.2 Execution of Instruments

          Contracts, deeds, transfers, assignments, obligations, certificates, discharges and other instruments may be signed on behalf of the Corporation by the president, the chief financial officer, the secretary or the assistant secretary. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

14.3 Banking Arrangements

          The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may prescribe.

          ADOPTED by the Board of Directors on May 1, 2003.

Secretary

SCHEDULE B

MICROCELL TELECOMMUNICATIONS INC.

CONFIRMATION OF EXPIRATION TIME UNDER THE SHAREHOLDER RIGHTS PLAN

Resolved:

That the determination of the “Expiration Time” as defined in the Shareholder Rights Plan of the Corporation dated May 1, 2003, be approved as being the close of business on May 1, 2006.

SCHEDULE C

MICROCELL TELECOMMUNICATIONS INC.

AMENDMENT TO THE STOCK OPTION PLAN

Resolved:

That the Stock Option Plan of the Corporation approved on May 1, 2003, be amended to increase by 682,236 the number of Class B Shares that can be issued pursuant to Options granted under the Stock Option Plan of the Corporation, by deleting the first paragraph of section 3.3 and replacing it by the following:

The number of Shares that may be issued pursuant to Options granted under this Plan shall not exceed 3,00 Class A Shares and 2,689,054 Class B Shares or such greater number as shall have been approved by the shareholders, the Board and the TSX or any other stock exchange on which the Shares are listed.”

SCHEDULE D

MICROCELL TELECOMMUNICATIONS INC.

STATEMENT OF GOVERNANCE PROCEDURES

Toronto Stock Exchange Guidelines			The Corporation’s Governance Procedures
1.	The board should explicitly assume responsibility for stewardship of the Corporation and specifically for:

(a)	adoption of a strategic planning process	Old Microcell was restructured in 2003 pursuant to a Plan of reorganization and of Compromise and Arrangement under the Companies Creditors Arrangement Act (“CCAA”) and the Canada Business Corporations Act (“CBCA”). The Plan of reorganization (the “Plan of reorganization”) was approved by its creditors and the reorganization became effective on May 1, 2003.

As part of the reorganization process, management prepared a seven-year business plan, which was presented to and negotiated with Old Microcell’s secured creditors and unsecured note-holders. This business plan was then approved by the Board of Directors of Old Microcell on April 23, 2003 (the “Business Plan”) and was used to negotiate the financial covenants contained in the new credit agreements that were put in place for the Corporation.

The strategic planning of the Corporation is presently contained in the Business Plan, which can be changed by the Board subject to negotiating appropriate amendments to the credit agreements.

As part of its annual budget preparation, the Corporation’s management prepares a strategic plan for the following year and examines the impact of this strategic plan on the Business Plan.

The strategic direction and the budget for the following year is presented to the Board for review and approval. If the strategic direction and budget contain material deviations from the existing Business Plan, it is also presented to the Corporation’s bankers.

(b)	identification of the principal risks of the corporation’s business and ensuring implementation of appropriate systems to manage these risks	The Board, through the Audit Committee, considers the principal risk issues affecting the Corporation in conjunction with the review of the strategic direction and the budget.

Management has conducted substantial reviews of its operations including preparing a business continuity and disaster recovery plan, reviewing its information system internal controls and has set up a management committee for internal control reporting under the Sarbanes Oxley Act and Multilateral Instrument 52-109.

These initiatives are reviewed by the Corporation’s external auditors and internal auditor and reported to the Audit Committee.

	(c)	succession planning, including appointing, training and monitoring senior management	The Corporation does not have a formal process of succession planning for senior executives. This absence has been noted by the Human Resources Committee, which intends to develop these processes during the year 2004.

	(d)	communications Policy	The Board, through the Audit Committee, has approved a presentation and disclosure of financial information policy covering the timely dissemination of all material information. This policy provides that all financial information that must be filed with Canadian regulatory authorities be reviewed by the Audit Committee before being disclosed. It also limits to a few senior executives the authority to disclose material information in other forms.

(e)	integrity of internal control and management information systems	The Audit Committee has the responsibility of overseeing the implementation by management of appropriate systems of internal control. As part of this responsibility, the Audit Committee has reviewed the following policies:

1. Presentation and Disclosure of Financial Information Policy;

2. Non-GAAP Financial Information Policy;

3. Financial Risk Management Policy.

The Audit Committee meets regularly with the external auditors and with the internal auditor to assess the adequacy and effectiveness of these systems.

2.	A majority of directors should be “unrelated”:	All directors of the Corporation, with the exception of the Chief Executive Officer (the “CEO”), Mr. André Tremblay, are “unrelated” as defined in the Guidelines.

3.	The board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.	The members of the Board are nominees of the Corporation’s secured creditors and unsecured creditors, in addition to the CEO and one nominee from the former board.

The Board has determined that only one of the 11 directors is “related” and that is the CEO of the Corporation. This determination has been made both using the definition of “unrelated” in the Guidelines and the definition of “independent” in the Nasdaq Stock Market, Market Place Rules.

4.	The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are “unrelated” directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	The Corporate Governance Committee composed exclusively of outside directors, all of whom are unrelated to the Corporation, is responsible for identifying and recommending to the Board suitable director candidates.

The existing Board of Directors of the Corporation was designated by the Court as part of the sanction order for its Plan of Reorganization. In the Plan of Reorganization, the Board was fixed at 11 directors initially and its composition was as follows:

• 1 appointee being the Chief Executive Officer of the Corporation;
• 7 appointees being selected by the secured creditors;
• 2 appointees being selected by the noteholders;
• 1 appointee being selected by the Board of Old Microcell.

Six initial directors were elected for a term of three years and five initial directors were elected for a term of two years. The Corporation’s Articles of Incorporation (the “Articles”) provide for subsequent two-year terms, with elections to be staggered so that at the next election of directors, which will be held at the annual meeting in 2005, five directors will be elected and, at the meeting of the subsequent year, six directors will be elected.

The Articles also provide that holders of First Preferred Voting Shares are entitled to elect a certain number of directors depending on the percentage of First Preferred Shares outstanding at the time of the election compared to the number of First Preferred Shares initially issued.

The number of directors that may be elected by the holders of First Preferred Voting Shares are as follows:

		Number of Preferred
% of First voting	Number of Shares	Directors to be
Shares	Represented by Said %	Elected
70% or more	8,236,667	7
50% or more	5,883,333	6
30% or more	3,530,000	3
10% or more	1,176,667	2

Holders of First Preferred Voting Shares vote alone on the election of their nominees, and all other voting shareholders vote alone for the election of all remaining directors.

As a result of the rights offering and the concurrent private placement for which the Corporation has filed a final prospectus on March 24, 2004, it is expected that most holders of First Preferred Voting Shares will exchange their shares for Class a restricted voting shares or Class b non voting shares, or that they will be redeemed by the Corporation.

5.	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	The Corporate Governance Committee is developing a process for such assessments, which will be based on each individual director’s assessment. This process is subject to the provisions of the Articles.

6.	The board should provide an orientation and education program for new directors.	Each new director is updated on the Corporation’s operations on an informal basis and on a case-by-case basis depending on the issues and on each director’s level of knowledge. The Corporation also provides access to senior executives as requested from time to time.

7.	The board should examine its size and undertake, where appropriate, a program to establish the size of the board which facilitates effective decision-making.	The size of the Board was examined in 2003 as part of the Plan of reorganization. The actual size of the Board was determined through negotiations between management, secured and unsecured creditors and important shareholders and cannot be changed except by an amendment to the Articles. The Corporate Governance Committee believes that the actual size of the Board is appropriate at this time.

8.	The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	The compensation paid to the directors was reviewed in May 2003. The Corporate Governance Committee will review this compensation on an annual basis to ensure that it is competitive, aligns the interests of directors with those of shareholders and is consistent with the risks and responsibilities involved in being an effective director.

9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated although some board committees may include one or more inside directors.	All Board committees are composed solely of outside directors who are “unrelated” as defined in the Guidelines.

10.	The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues. This committee would, among other things, be responsible for the corporation’s responses to these governance guidelines.	The Corporate Governance Committee has responsibility for the Corporation’s responses to the Guidelines. The Committee is reviewing the OSC proposed Policy on effective corporate governance with a view to being in compliance once it is adopted and will continue to be proactive in implementing good corporate governance practices.

11.	The board of directors, together with the chief executive officer, should develop position descriptions for the board and for the chief executive officer, including the definition of the limits to management’s responsibilities. The board should approve or develop corporate objectives which the chief executive officer is responsible for meeting.	A position description is in the process of being developed for the CEO and the Corporate Governance Committee expects to review such description in the year 2004. The Corporation’s Corporate Governance Policy describes the role of the Board. On June 12, 2003, the Board adopted a policy for signing authority which defines precisely the matters requiring Board approval and the required authorizations for each kind of transaction. The Board reviews and approves annually the corporate objectives which management, including the CEO, is responsible for meeting. The HR Committee then conducts the annual assessment of management’s performance against these objectives when reviewing the remuneration of the senior executives and of the CEO.

12.	The board should implement structures and procedures which ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with the responsibility to ensure that the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the “lead director.” The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board’s relationship to management to a committee of the board.	The Chair of the Board is not a member of management. At each regularly scheduled board meeting, a session is held at which only non-management directors are present. During their meetings, Board committees also hold sessions with only non-management directors present when necessary.

13.	The audit committee should be composed of only unrelated directors. The board should adopt a charter for the audit committee, which sets out the roles and responsibilities of the committee. The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	The Audit Committee is composed entirely of unrelated directors. The Board has adopted a charter for the Committee and it will be reviewed annually by the Committee. The charter sets out the roles and responsibilities of the Committee, including reviewing annual and other financial information, the services performed by the external auditors, the accounting systems and internal controls, establishing policies and procedures regarding accounting practices and reporting to the Board. The charter contains a requirement for financial literacy and the Committee has determined that all the members are financially literate and three of those members have accounting or related financial expertise.

The Audit Committee meets separately (without management present) with the external auditors and with the internal auditor.

14.	The board should implement a system to enable an individual director to engage an outside advisor at the corporation’s expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	The Board has not adopted a specific system to engage outside advisors for directors. Such situations will be handled on a case-by-case basis. However, the charter of each committee of the Board provides that such committee has the power to retain independent advisors.